CUSIP No. 026375-20-4	Schedule 13D	Page 1 of 13 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

American Greetings Corporation

(Name of Issuer)

Class B Common Shares, Par Value $1.00

(Title of Class of Securities)

026375-20-4

(CUSIP Number)

Zev Weiss Jeffrey Weiss One American Road Cleveland, Ohio 44144 (216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Lyle Ganske

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

(216) 586-3939

September 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 026375-20-4	Schedule 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zev Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,391
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 524,391
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 337,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 337,620
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elie Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morry Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 331,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving I. Stone Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,818,182
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,818,182
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 8 of 13 Pages

Part II to Schedule 13D

Each of the Reporting Persons previously filed a Schedule 13D with respect to the Class B Shares of the Issuer (each as defined below). The Reporting Persons are filing this joint Schedule 13D pursuant to Rule 13d-1(k)(1).

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common shares, par value $1.00 per share (the “Class B Shares”), of American Greetings Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is American Greetings Corporation, One American Road, Cleveland, Ohio 44144.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

Zev Weiss. Mr. Zev Weiss’ business address is One American Road, Cleveland, Ohio 44144. Mr. Zev Weiss is the Chief Executive Officer of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Jeffrey Weiss. Mr. Jeffrey Weiss’ business address is One American Road, Cleveland, Ohio 44144. Mr. Jeffrey Weiss is the President and Chief Operating Officer of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Gary Weiss. Mr. Gary Weiss’ business address is One American Road, Cleveland, Ohio 44144. Mr. Gary Weiss is a Vice President of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Elie Weiss. Mr. Elie Weiss’ business address is 28601 Chagrin Blvd., Suite 900, Woodmere, Ohio 44122. Mr. Elie Weiss is engaged in real estate development and is a principal in two restaurant development and operating groups, Paladar Latin Kitchen and Rum Bar, and Province, which have restaurants in Ohio, Maryland, Illinois and Arizona.

Morry Weiss. Mr. Morry Weiss’ business address is One American Road, Cleveland, Ohio 44144. Mr. Morry Weiss is the Chairman of the Board of Directors of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

The Irving I. Stone Limited Liability Company. The Irving I. Stone Limited Liability Company (“Irving Stone LLC”) is an Ohio limited liability company governed by that certain Operating Agreement, dated September 6, 1995 (the “Operating Agreement”). Irving Stone LLC was formed primarily as a vehicle to facilitate the business and estate planning goals of the late Irving I. Stone (“Mr. Stone”) and has held primarily Class B Shares since its formation. Irving Stone LLC’s principal offices and business are located at One American Road, Cleveland, Ohio 44144. Mr. Stone held 98% of the membership interest in Irving Stone LLC until his death in 2000. In 2006, this 98% membership interest was sold to Messrs. Zev, Jeffrey, Gary and Elie Weiss. As a result of this transaction, each of Messrs. Zev, Jeffrey, Gary and Elie Weiss owns membership interests in Irving Stone LLC representing 24.5% of the equity in Irving Stone LLC. Judith Stone Weiss, Mr. Stone’s daughter, holds 1% of the membership interest in Irving Stone LLC. The Irving I. Stone Oversight Trust (the “Oversight Trust”) holds the remaining 1% interest (such interest, the “Class I Interest”). Pursuant to the Operating Agreement, during Mr. Stone’s life, management of Irving Stone LLC was reserved to its members. Mr. Stone, as the holder of 98% of the membership interest, controlled Irving Stone LLC. Effective upon Mr. Stone’s death, pursuant to the Operating Agreement, only members holding Class I Interest have voting rights to control Irving Stone LLC’s business and affairs. Accordingly, the Oversight Trust, as the only holder of Class I Interest, has controlled Irving Stone LLC since Mr. Stone’s death. The Oversight Trust is a trust created by that certain Agreement, dated September 6, 1995, to manage the business and affairs of Irving Stone LLC upon Mr. Stone’s death. The Oversight Trust is governed by its four trustees, Messrs. Zev, Jeffrey, Gary and Elie Weiss. The functions of the trustees of the Oversight Trust, including voting or directing the disposition of Class B Shares held by Irving Stone LLC, can be made only by agreement of at least 70% of the trustees. The trustees’ principal business address is One American Road, Cleveland, Ohio 44144.

CUSIP No. 026375-20-4	Schedule 13D	Page 9 of 13 Pages

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”).

(d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f) All of the individuals identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate obtaining debt financing to consummate the proposed transaction described in Item 4 below. At this time, the Reporting Persons have not secured binding commitments for such debt financing.

Item 4.	Purpose of Transaction.

As set forth in a letter dated September 25, 2012 from Mr. Zev Weiss, the Chief Executive Officer of the Issuer, and Mr. Jeffrey Weiss, the President and Chief Operating Officer of the Issuer, to the Issuer’s Board of Directors (the “Weiss Letter”), Messrs. Zev and Jeffrey Weiss have expressed their interest in pursuing a transaction, along with other members of the Weiss family and related parties thereof (collectively, the “Weiss Family”), to acquire all of the outstanding Class A common shares, par value $1.00 per share, of the Issuer (the “Class A Shares”) and Class B Shares not currently owned by Messrs. Zev and Jeffrey Weiss and the other members of the Weiss Family (the “Proposal”). It is expected that Messrs. Zev and Jeffrey Weiss, along with the other Reporting Persons, Messrs. Gary, Elie and Morry Weiss and Irving Stone LLC, would reinvest or rollover all or substantially all of their Class B Shares in the acquiring entity, although they have not undertaken any obligation to do so. If the proposed transaction is consummated, the Class A Shares would no longer be traded on the New York Stock Exchange and the registration of the Class A Shares and Class B Shares under Section 12 of the Exchange Act would be terminated. A copy of the Weiss Letter is attached as Exhibit 1 hereto.

There can be no assurance that Messrs. Zev and Jeffrey Weiss or any other person will make any definitive offer to acquire the Issuer or that any such offer, if made, will be accepted or consummated. The transaction contemplated by the Proposal is subject to the approval of the Board of Directors of the Issuer and any special committee it may form, the approval of the shareholders of the Issuer, the negotiation, execution and delivery of definitive transaction and financing agreements and the receipt of satisfactory debt financing. The Weiss Letter indicates that Messrs. Zev and Jeffrey Weiss reserve the right to modify or withdraw the Proposal in their sole discretion. The other Reporting Persons’ participation in the transaction contemplated by the Proposal is subject to the foregoing and to the negotiation, execution and delivery of definitive documentation committing them to participate.

The foregoing is a summary of the Proposal and should not be construed as an offer to purchase Class A Shares or Class B Shares. A proxy or other statement will be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read such statement(s) and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed transaction. Shareholders will be able to receive these documents, as well as other documents filed by Messrs. Zev and Jeffrey Weiss, the other Reporting Persons and other potential investors or their respective affiliates with respect to the Proposal and the proposed transaction, free of charge at the SEC’s website, www.sec.gov.

CUSIP No. 026375-20-4	Schedule 13D	Page 10 of 13 Pages

Messrs. Zev and Jeffrey Weiss and the other Reporting Persons regularly assess their investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Messrs. Zev and Jeffrey Weiss or the other Reporting Persons, such parties may acquire additional Class A Shares and Class B Shares, or dispose of all or part of their Class A Shares and Class B Shares, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by such parties at any time or from time to time without prior notice, including while the transaction contemplated by the Proposal is being pursued and prior to its consummation. Messrs. Zev and Jeffrey Weiss and the other Reporting Persons may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Proposal, as well as regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, neither Messrs. Zev and Jeffrey Weiss nor the other Reporting Persons have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

No assurances can be given that the transaction contemplated by the Proposal will be consummated. No binding obligation on the part of Messrs. Zev and Jeffrey Weiss or the other Reporting Persons or, to each of their respective knowledge, any other person arose as a result of or with respect to the Weiss Letter, and no such obligation will arise unless and until mutually acceptable definitive documentation has been executed and delivered.

The information set forth in this Item 4 is qualified in its entirety by reference to the Weiss Letter, which is attached hereto as Exhibit 1 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Although each Reporting Person disclaims beneficial ownership of any Class B Shares beneficially owned by each other Reporting Person, pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of an aggregate of 3,046,387 Class B Shares, representing approximately 81.6% of the outstanding Class B Shares as of July 2, 2012 (after giving effect to the exercise by the Reporting Persons of all options held by them to purchase Class B Shares that are exercisable within 60 days of September 25, 2012).

Zev Weiss. Mr. Zev Weiss has the sole power to vote or dispose of 524,391 Class B Shares. Collectively, the 524,391 Class B Shares beneficially owned by Mr. Zev Weiss constitute approximately 15.8% of the Class B Shares outstanding as of July 2, 2012, as reported by the Issuer (after giving effect to the exercise by Mr. Zev Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of September 25, 2012). The number of Class B Shares beneficially owned by Mr. Zev Weiss does not include, and Mr. Zev Weiss disclaims beneficial ownership of, the following: (i) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Zev Weiss is a trustee; (ii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Zev Weiss is a trustee; (iii) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Zev Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; (iv) approximately 48,275 Class B Shares allocated to Mr. Zev Weiss’ account in the Issuer’s Executive Deferred Compensation Plan; and (v) any Class B Shares subject to equity awards that have been granted to Mr. Zev Weiss that have not vested or are not otherwise exercisable within 60 days of September 25, 2012.

Jeffrey Weiss. Mr. Jeffrey Weiss has the sole power to vote or dispose of 337,620 Class B Shares. The 337,620 Class B Shares beneficially owned by Mr. Jeffrey Weiss constitute approximately 10.7% of the Class B Shares outstanding as of July 2, 2012, as reported by the Issuer (after giving effect to the exercise by Mr. Jeffrey Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of September 25, 2012). The number of Class B Shares beneficially owned by Mr. Jeffrey Weiss does not include, and Mr. Jeffrey Weiss disclaims beneficial ownership of, the following: (i) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Jeffrey Weiss is a trustee; (ii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Jeffrey Weiss is a trustee; (iii) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Jeffrey Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; and (iv) any Class B Shares subject to equity awards that have been granted to Mr. Jeffrey Weiss that have not vested or are not otherwise exercisable within 60 days of September 25, 2012.

CUSIP No. 026375-20-4	Schedule 13D	Page 11 of 13 Pages

Gary Weiss. Mr. Gary Weiss has the sole power to vote and dispose of 11,430 Class B Shares. The 11,430 Class B Shares beneficially owned by Mr. Gary Weiss constitute approximately 0.4% of the total number of Class B Shares outstanding as of July 2, 2012, as reported by the Issuer (after giving effect to the exercise by Mr. Gary Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of September 25, 2012). The number of Class B Shares beneficially owned by Mr. Gary Weiss as described above does not include, and Mr. Gary Weiss disclaims beneficial ownership of, the following: (i) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Gary Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; (ii) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Gary Weiss is a trustee; (iii) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which Mr. Gary Weiss is a trustee; and (iv) any Class B Shares subject to equity awards that have been granted to Mr. Gary Weiss that have not vested or are not otherwise exercisable within 60 days of September 25, 2012.

Elie Weiss. Mr. Elie Weiss has the sole power to vote and dispose of 23,430 Class B Shares. The 23,430 Class B Shares beneficially owned by Mr. Elie Weiss constitute approximately 0.8% of the total number of Class B Shares outstanding as of July 2, 2012, as reported by the Issuer. The number of Class B Shares beneficially owned by Mr. Elie Weiss as described above does not include, and Mr. Elie Weiss disclaims beneficial ownership of, the following: (i) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Elie Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; (ii) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Elie Weiss is a trustee; and (iii) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which Mr. Elie Weiss is a trustee.

Morry Weiss. Mr. Morry Weiss has the sole power to vote or dispose of 331,334 Class B Shares. The 331,334 Class B Shares beneficially owned by Mr. Morry Weiss constitute approximately 11.1% of the Class B Shares outstanding as of July 2, 2012, as reported by the Issuer (after giving effect to the exercise by Mr. Morry Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of September 25, 2012). The number of Class B Shares beneficially owned by Mr. Morry Weiss does not include, and Mr. Morry Weiss disclaims beneficial ownership of, the following: (i) 78,800 Class B Shares beneficially owned by Mr. Morry Weiss’ wife, Judith Weiss; (ii) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Morry Weiss is a trustee; (iii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Morry Weiss is a trustee; and (iv) any Class B Shares subject to equity awards that have been granted to Mr. Morry Weiss that have not vested or are not otherwise exercisable within 60 days of September 25, 2012.

The Irving I. Stone Limited Liability Company. Irving Stone LLC beneficially owns and has the sole power to vote and dispose of 1,818,182 Class B Shares. The 1,818,182 Class B Shares beneficially owned by Irving Stone LLC constitute approximately 63.6% of the Class B Shares outstanding as of July 2, 2012, as reported by the Issuer. The Oversight Trust, as the holder of the Class I Interest, shares the power to vote and dispose of the 1,818,182 Class B Shares held by Irving Stone LLC. Messrs. Zev, Jeffrey, Gary and Elie Weiss, who are brothers, are the sole trustees of the Oversight Trust, and each own, in their individual capacities, membership interests representing 24.5% of the equity interests in Irving Stone LLC. Each of Messrs. Zev, Jeffrey, Gary and Elie Weiss disclaim beneficial ownership of shares held by Irving Stone LLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the Issuers’ Amended and Restated Articles of Incorporation, each Class B Share is entitled to ten votes on all matters presented to shareholders and is convertible by the holder to one Class A Share; provided, however, that the holder must first offer the Class B Share to the Issuer pursuant to its right to repurchase the share at the then market value for the Class A Shares.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

CUSIP No. 026375-20-4	Schedule 13D	Page 12 of 13 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Letter dated September 25, 2012 from Zev Weiss and Jeffrey Weiss to the Board of Directors

Exhibit 2	Joint Filing Agreement

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 026375-20-4	Schedule 13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2012

/s/ Zev Weiss
Zev Weiss

/s/ Jeffrey Weiss
Jeffrey Weiss

/s/ Gary Weiss
Gary Weiss

/s/ Elie Weiss
Elie Weiss

/s/ Morry Weiss
Morry Weiss

IRVING I. STONE LIMITED LIABILITY COMPANY

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	Manager

Exhibit 1

September 25, 2012

Board of Directors

Ladies and Gentlemen:

Since its founding over a century ago, the descendants of Jacob Sapirstein, and now the Weiss family, have guided American Greetings, including after it became a publicly traded company in 1958. After careful consideration, we have concluded that the best course of action is for American Greetings to return to its roots. Accordingly, on behalf of certain of the family-owned Series B shareholders, we propose to acquire American Greetings at $17.18 per share, net to the seller in cash.

We believe that $17.18 per share is a compelling price and that American Greetings public shareholders will find this proposal attractive. This proposed price represents a premium of approximately 20% over the price for the Class A common shares as of September 25th at approximately 2:30 pm. It also provides the public stockholders of the company with liquidity and certain value in a highly volatile period in the equity markets.

We presently expect that the various foundations and related entities and certain members of the family associated with the company would reinvest or rollover all or substantially all of their shares in the acquiring entity, and that we would obtain debt financing to fund the balance of the transaction. We anticipate maintaining intact American Greetings employee base, which we view as its most important asset, and current senior management. At this time, we have not secured binding commitments for the required financing. We are, however, confident that such financing can be arranged based on current market conditions. We are informing you of our thinking at this time so that all shareholders are aware of it as we seek to finalize these arrangements and you have ample time to consider it.

We recognize that the independent directors will need to separately review this proposal under such process as they determine to be appropriate. We will keep you apprised of material developments and cooperate with you in this regard. As you consider this proposal, you should know that the Series B shareholders on behalf of whom this proposal is made believe that their ownership in the company is a strategic investment and have no current intention to sell all or any significant portion of their shares.

This proposal is subject to the finalization of financing, including the entry into definitive agreements by the sponsoring shareholders and arranging and entering into definitive debt financing documents, the determination by independent directors that the proposal is fair and the negotiation and execution of definitive transaction documents. As we trust you will appreciate, given among other things the volatility of the capital markets, we reserve the right to withdraw or modify this proposal.

Thank you in advance for your consideration of this matter.

Very truly yours,

/s/ Jeff Weiss	/s/ Zev Weiss
Jeff Weiss	Zev Weiss

Exhibit 2

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the Class B common shares of American Greetings Corporation and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 26th day of September, 2012.

/s/ Zev Weiss
Zev Weiss

/s/ Jeffrey Weiss
Jeffrey Weiss

/s/ Gary Weiss
Gary Weiss

/s/ Elie Weiss
Elie Weiss

/s/ Morry Weiss
Morry Weiss

IRVING I. STONE LIMITED LIABILITY COMPANY

By:	/s/ Gary Weiss
Name: Title:	Gary Weiss Manager